September 18, 2025

Ian Harris
Chief Financial Officer
Talkspace, Inc.
622 Third Avenue
New York, NY 10017

        Re: Talkspace, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Filed March 12, 2025
            File No. 001-39314
Dear Ian Harris:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services